Docusign Envelope ID: 8397257C-72AA-452E-BD39-E8D2ACA0B1F6

V-SERVICES^{SM} FIXED PRICE REPAIR AGREEMENT
BY AND BETWEEN
LATAM AIRLINES GROUP S.A.
AND
TAM LINHAS AÉREAS S.A.
AND
IAE INTERNATIONAL AERO ENGINES AG
DATED AS OF September 17, 2024

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LATAM V2500 FPA (2024_SEP_12)execution version.docx
CRP

IAE AG Proprietary - Subject to the Restrictions on the Front Page LATAM V2500 FPA (2024_SEP_12)execution version.docx Page 30 IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first entered above and deem that it is executed in the State of Connecticut. IAE INTERNATIONAL AERO ENGINES AG By Typed Name Title LATAM AIRLINES GROUP S.A. By Typed Name Title LATAM AIRLINES GROUP S.A. By Typed Name Title TAM LINHAS AÉREAS S.A. By Typed Name Title TAM LINHAS AÉREAS S.A. By Typed Name Title

IAE AG Proprietary - Subject to the Restrictions on the Front Page LATAM V2500 FPA (2024_SEP_12)execution version.docx Page 30 IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first entered above and deem that it is executed in the State of Connecticut. IAE INTERNATIONAL AERO ENGINES AG By Typed Name Title LATAM AIRLINES GROUP S.A. By Typed Name Title LATAM AIRLINES GROUP S.A. By Typed Name Title TAM LINHAS AÉREAS S.A. By Typed Name Title TAM LINHAS AÉREAS S.A. By Typed Name Title